UPDATE ON PLAVIX® LITIGATION SETTLEMENT

Paris, France, July 27, 2006 – As previously disclosed, the composition of matter patent for PLAVIX®, which expires in 2011, is currently the subject of litigation in the United States between sanofi-aventis and Bristol-Myers Squibb (the “companies”) and Apotex Inc. and Apotex Corp. (“ Apotex “) ; the Apotex litigation has been suspended pending possible finalization of the previously announced proposed settlement among the parties. The proposed settlement is subject to certain conditions, including antitrust review and clearance by the Federal Trade Commission (FTC) and state attorneys general. In the response to concerns raised by the FTC and state attorneys general to that proposed settlement agreement, the companies and Apotex have amended the agreement. The modified agreement remains under review by the FTC and the state attorneys general. There is no assurance that the terms of the modified agreement will address all the concerns of the FTC or the state attorneys general. There remains significant risk that antitrust clearance will not be obtained. In such event, the proposed settlement would be terminated, and the litigation would be reinstated. If the litigation were reinstated, the companies intend to vigorously pursue enforcement of their patent rights in PLAVIX®. Additional patent proceedings involving PLAVIX® are ongoing in the United States and in other markets. The company continues to believe that the PLAVIX® patents are valid and infringed, and with its alliance partner Bristol-Myers Squibb, is vigorously defending its rights. It is not possible at this time reasonably to assess the ultimate outcome of these litigations, or the timing of potential generic competition for PLAVIX®. Sanofi-aventis learned yesterday that the Antitrust Division of the United States Department of Justice is conducting a criminal investigation regarding the proposed settlement of the Apotex litigation described above.

About sanofi-aventis

Sanofi-aventis is the world’s third largest pharmaceutical company, ranking number one in Europe. Backed by a world-class R&D organisation, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine and vaccines. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These factors include, among other things, the likelihood of obtaining the required antitrust clearance for any modified agreement, the risk of a third party obtaining a decision of invalidity or unenforceability of the '265 patent notwithstanding finalization of any modified settlement agreement, and satisfying the other conditions to any modified agreement, and if such conditions are not satisfied, the outcome of the Apotex lawsuit. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2005. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

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